FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of ..... November........................................................ , 2009
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
    [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F           X           Form 40-F
   [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes                      No           X
   [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date.... November 16, 2009....	By....../s/......Masashiro Kobayashi.....................
(Signature)*

Masashiro Kobayashi General Manager Global Finance Management Center Canon Inc.

*Print the name and title of the signing officer under his signature.
The following materials are included.
1. Notice Concerning Plans to Make Océ N.V. a Consolidated Subsidiary

November 16, 2009
Canon Inc.
Chairman & CEO: Fujio Mitarai
Securities code: 7751
[Tokyo (First Section) and other Stock
Exchanges]
Inquiries:
Masahiro Osawa
Managing Director, Group Executive,
Finance & Accounting Headquarters
+81-3-3758-2111
Notice Concerning Plans to Make Océ N.V. a Consolidated Subsidiary
Canon Inc. (the “Company”) hereby gives notice that it has resolved at a Board of Directors’ meeting held on November 16, 2009, to enter into a conditional agreement with Océ N.V. (NYSE Euronext in Amsterdam, Code OCE; “Océ”) (the “Conditional Agreement”). The Company plans to make Océ a consolidated subsidiary through public tender offer for the issued and outstanding ordinary shares of Océ (the “Shares”) (the “Tender Offer”), and the following lays out the details.
The Management and Supervisory Boards of Océ fully and unanimously support the Tender Offer.
The Tender Offer does not correspond to tender offers as stipulated in Article 27, Section 2-1 of Japan’s Financial Instruments and Exchange Law.

1. Purpose of the Transaction
Under Phase III of its Excellent Global Corporation Plan, launched in 2006, Canon aims to maintain high profitability and join the ranks of the world’s top 100 companies in terms of all key measures of business performance. As a principal strategy toward the realization of this goal, the company aims to achieve the overwhelming No. 1 position worldwide in all of its current core businesses.
In the printing industry, which is experiencing a rapid increase in competition, in order to establish the No. 1 position worldwide, we have been working to further enhance our business foundation. Specifically, we have been providing best-in-class solutions that appropriately address office to consumer customer needs, developing high-quality printers that produce superior images, leveraging our electrophotography, inkjet, and advanced image processing technologies. Furthermore, through the application of proprietary technology, in 2006 we expanded our business sphere by entering the commercial printing market.
Océ, headquartered in the Netherlands, develops, produces, and markets document and industrial-use printing systems as well as high-speed wide-format digital print systems. Océ operates in numerous regions and countries, such as Germany, the United Kingdom, France and the Netherlands, while generating approximately 40% of its revenue in the United States. With a high-caliber global customer base at its core, Océ continues to grow, particularly in the industrial wide-format printer arena, where it maintains high market share in Europe and the Unites States.
Canon decided to bring Océ into the Canon Group, as a best possible partner to realize a high-level synergy effect through strengthened product development, production, marketing as well as services. Working together, we also aim to achieve No. 1 positions worldwide across the entire printing industry. The high-level synergy effect we are planning for is concentrated in three areas.
Excellent complementary fit from a technology and product perspective
First, we are building a strong complementary fit from a technology and product perspective. By partnering with Océ, which has strengths in industrial wide-format printer used for outdoor displays and printers for commercial printing, Canon who has strengths in copying machines and MFPs used in large corporations and by SOHOs and in large-format printers aimed at businesses and design firms, we broadly expand our ability to provide printing solutions.
Enhanced global R&D capability
Second, we are enhancing our global R&D capability. Like Canon, Océ is a technology-oriented company that places importance on R&D. Going forward, both companies will work together in advancing product development that will allow us to rapidly redefine our position in printing business.

With R&D capabilities in Japan, the United States and Europe we take our first real step toward international diversification, leveraging regional characteristics and areas of technological expertise found within each region, in accordance with the tri-lateral global system that we has been aiming for.
Strengthen sales and service networks and gain access to trusted customers
Third, we are strengthening our direct sales and service organization. By partnering with Océ, which operates in over 100 countries and has strong sales and service networks in over 30, mainly in Europe and the United States, we can not only expand sales of both companies products, but also create a more finely tuned broad base service and support organization.
Even after becoming a member of the Canon Group, Océ will continue its worldwide business activities with its headquarters in Venlo, the Netherlands.
2. Outline of the Tender Offer
(1)	Outline of Océ

1. Company name:	Océ N.V.
2. Representative:	Rokus van Iperen
3. Location	CEO Venlo, the Netherlands
4. Date of foundation:	1877
5. Main business activities:	Develops, produces, and sales document and industrial-use printing systems and high-speed wide-format digital print systems
6. Fiscal year:	December 1st to November 30th
7. Number of employees:	Approximately 22,000 (as at the end of September
2009 on a consolidated basis)
8. Share capital:	54 million euro (as at the end of November 2008)
9. Recent fiscal year financial results (Consolidated)
(Millions of euro, except per share amounts)

	2007	2008
Total revenues	3,098	2,909
Gross margin	1,217	1,091
Net income attributable to Shareholders	77	2
Total assets	2,491	2,549
Equity attributable to shareholders	677	646
Dividend per ordinary share (in euro)	0.64	0.15

(2)	Total purchase amount and grounds for assessing the offer price etc.

The total purchase amount: 730 million euro (Assuming Canon acquires 100% of the Shares of Océ through the Tender Offer at an offer price of 8.60 euro).

The offer price represents a premium of 70% over the closing share price of Friday November 13, 2009, 98% to the average closing price of Océ Shares over the last three months, and 137% over the average closing price of Océ Shares over the last 12 months.

Apart from the Tender Offer, Canon will acquire the depository receipts for Océ cumulative preference shares for 65 million euro and intends to refinance short- and long-term debt of Océ, as needed. As at August 31, 2009, the total amount of short- and long-term debt amounted to 704 million euro. Canon will finance the Tender Offer and debt repayment from internally generated funds.
In establishing the offer price, Canon took into consideration the advice of Mizuho Securities, who acts as Canon’s financial advisor.

(3)	Schedule (Tentative):

Tender Offer commencement – between January 2010 and March 2010

This schedule is subject to change due to circumstances such as the clearance of relevant antitrust laws and regulations.

(4)	Other:

Commencement of the Tender Offer is subject to the satisfaction of pre-offer conditions such as the relevant antitrust clearances for the Tender Offer.

A holder of approximately 9.5% of the Shares, has committed itself to tender its Shares under the Tender Offer when it is made. Holders of depository receipts for Océ cumulative preference shares representing in aggregate approximately 19% of Océ’s voting rights have entered into a conditional agreement with Canon to transfer their depository receipts.

3. Outlook
The impact on Canon’s performance due to the acquisition is still under investigation. In the case that Canon needs to revise its projection or any other item that it needs to make public, it will make prompt disclosure.
This notice is for information purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell Océ’s Shares.
This notice contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost-reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this notice. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.